

May 13, 2014

<u>Via E-mail</u>
Matthew Veal
Chief Financial Officer
Hangover Joe's Holding Corporation
9457 S. University #349
Highlands Ranch, CO 80126

Re: Hangover Joe's Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed March 21, 2014
File No. 000-52533

Dear Mr. Veal:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen M. Fleming (Via E-mail)